Exhibit (a)(2)(D)

May 4, 2009

To the Security Holders of Gmarket Inc.:

Gmarket Inc. (the “Company”), eBay Inc. (“eBay”) and eBay KTA (UK) Ltd., an indirect wholly owned subsidiary of eBay (“Acquisition Sub”), have entered into a Share Allocation and Tender Offer Agreement (the “Share Allocation and Tender Offer Agreement”) and a Share Purchase Agreement (the “IAC Share Purchase Agreement”), each dated as of April 16, 2009, providing for a business combination transaction structured to allow eBay to acquire a controlling interest in the Company and combine eBay’s Korea marketplace operations conducted through Internet Auction Co., Ltd. (“IAC”) with those of the Company.

Under the Share Allocation and Tender Offer Agreement, Acquisition Sub has commenced a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding shares of Common Stock, par value Won 100 per share (the “Common Stock”), and American Depositary Shares, each of which represents one share of Common Stock (“Company ADSs” and together with the Common Stock, the “Company Securities”) at a price of U.S. $24.00 per share (the “Offer Price”). Holders of approximately 53.0% of the outstanding shares of Common Stock have entered into agreements with eBay and Acquisition Sub under which these security holders have agreed to tender their Company Securities in the Offer and vote to replace the members of the Company’s Board of Directors with those designated by eBay, effective upon completion of the Offer. If these Company Securities are, in fact, tendered and not withdrawn, the minimum tender condition of the Offer will be satisfied. The Offer is subject to other conditions, however.

The Share Allocation and Tender Offer Agreement also provides that following completion of the Offer, the Company will allocate, issue and sell to Acquisition Sub 23,131,071 shares of Common Stock at a per share purchase price equal to the Offer Price (the “Share Allocation”). Pursuant to the IAC Share Purchase Agreement, the Company will purchase the 99.99% interest in IAC held by Acquisition Sub.

If all of these transactions are completed, Acquisition Sub will acquire ownership of at least 2/3 of the outstanding Company Securities, persons designated by Acquisition Sub will become members of the Company’s Board of Directors and IAC will become a subsidiary of the Company.

If the Offer is completed, Company Securities not tendered in the Offer will remain outstanding. Neither eBay nor Acquisition Sub will be obligated to purchase any Company Securities not tendered in the Offer or any subsequent offering period. In addition, Acquisition Sub then will own a majority of the outstanding Company Securities and, accordingly, will control the election of the Company’s Board of Directors and the outcome of certain matters submitted to a vote of security holders.

Also, eBay has informed the Company that if the Offer is completed, Acquisition Sub will cause the Company to apply to delist the Company ADSs from NASDAQ. Following such delisting, there is not likely to be an active trading market for Company Securities and Company security holders may not be able to dispose of their Company Securities readily or at prices comparable to the Offer Price.

The Company’s Board of Directors, based on the unanimous recommendation of a special committee of independent members of the Board of Directors who led the negotiation of the terms of the transactions with eBay and Acquisition Sub, has unanimously (a) determined that the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Share Allocation, are in the best interests of the Company and its shareholders; (b) approved the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Share Allocation; (c) directed that certain proposals be submitted to the shareholders of the Company for their approval; and (d) resolved to recommend that the Company’s security holders accept the Offer, tender their Company Securities pursuant to the Offer and vote in favor of such proposals.

THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF COMPANY SECURITIES ACCEPT THE OFFER AND TENDER THEIR COMPANY SECURITIES PURSUANT TO THE OFFER. THE OFFER IS SCHEDULED TO EXPIRE AT 11:59 P.M., ON MONDAY JUNE 1, 2009 (WHICH IS 1:00 P.M., SEOUL TIME ON JUNE 2, 2009), UNLESS EXTENDED.

In arriving at its recommendations, the Company’s Board of Directors and its special committee gave careful consideration to a number of factors described in the attached Schedule 14D-9. Also accompanying this letter is a copy of Acquisition Sub’s Offer to Purchase, dated May 4, 2009, and related Letters of Transmittal to be used for tendering your Company Securities.

Among other things, these documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Company Securities. We urge you to read the enclosed materials carefully. Please note that the procedures for tendering Company ADSs and Common Stock differ significantly and these procedures must be followed completely in order to ensure that your Company Securities are validly and timely tendered.

Sincerely,

GMARKET INC.

/s/ John Milburn
Director and Chairman of the Special Committee of the Board of Directors